

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

By E-Mail
Dr. Jack Gregory, M.D.
Chief Executive Officer
Premier Holding Corporation
4705 West Addisyn Court
Visalia, CA 93291

> **Re:** **Premier Holding Corporation**
> **Registration Statement on Form S-1**
> **Amended July 21, 2011**
> **File No. 333-174049**
> **Form 10-K/A for fiscal year ended December 31, 2010**
> **Amended July 21, 2011**
> **File No. 000-53824**

Dear Dr. Gregory:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed July 21, 2011

Determination of Offering Price, page 13

1.   We note your response to our prior comment 2 and the disclosure added in this section; however, please revise to describe the various factors considered in determining the offering price of $0.25. Please see Item 505 of Regulation S-K.

Item 17. Undertakings

2.   We note your response to our prior comment 1 and your amended undertakings in this section; however, please revise to include all the applicable undertakings required by Item 512(a) of Regulation S-K.

Exhibit 23.2

3.   We note your response to our prior comment 5; however, the consent provided continues to refer to the incorporation by reference of the auditor's report rather than the inclusion of the report in the S-1/A. Please have your auditor revise the consent appropriately.

Amendment No. 3 to Form 10-K for fiscal year ended December 31, 2010

Signatures, page 32

4.   Please revise the signature page to provide, following the first paragraph of text, the signature of the registrant. The signatures following the second paragraph of text should be of the required officers and directors signing in their individual capacities. Refer to General Instruction D.2 to Form 10-K.

Exhibits 31.1 and 31.2

5.   We note that you have replaced the word "registrant" with "small business issuer" in paragraph 4(d) of the certifications. We note also that you have added language to the certifications following paragraph 4(d). Please revise. Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

CC (by e-mail):   Kenneth Eade, Esq.